SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 000-21742

                         Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                        England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated April 19, 2011, whereby Subsea 7 S.A. (the “Company”) announced the publication of materials for the 2011 Annual General Meeting (“AGM” or the “Meeting) including the Notice of Meeting.

The 2011 Annual General Meeting of Shareholders will be held on Friday May 27, 2011 at 3:00 p.m. (local time) at the Company’s registered office, 412F, route d’Esch, L-2086 Luxembourg.

Shareholders of record at the close of business on Thursday April 14, 2011 are entitled to vote at the Meeting.

The AGM materials not previously submitted on Form 6-K are attached herewith and all the AGM materials can be found on the Company's website: www.subsea7.com/investors-press/general-meetings/next-meeting-1.htm.

Attached herewith as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 respectively, are the following materials regarding the Meeting:

99.2	Chairman’s letter dated April 19, 2011 inter alia advising of Annual General Meeting.

99.3	Notice of Annual General Meeting dated April 19, 2011.

99.4	Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

99.5	Blank form of Proxy Card for holders of Common Shares of the Company.

99.6	Depositary’s Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of the Company.

99.7	Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on April 19, 2011 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of April 14, 2011.

The information set forth above and in the attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the expected timing and location of the Meeting and the date for shareholders to be on the record in order to be entitled to vote at the Meeting.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: April 20, 2011	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release dated April 19, 2011 announcing Company Notice of Annual General meeting

99.2	Chairman’s letter dated April 19, 2011 inter alia advising of Annual General Meeting.

99.3	Notice of Annual General Meeting dated April 19, 2011.

99.4	Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

99.5	Blank form of Proxy Card for holders of Common Shares of the Company.

99.6	Depositary’s Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of the Company.

99.7	Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).